UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Hudbay Minerals Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

443628102

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☑  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 443628102	13G	Page 2 of 13

1.	NAMES OF REPORTING PERSONS Bay Resource Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 10,520,193
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 10,520,193
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,520,193
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.0%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 443628102	13G	Page 3 of 13

1.	NAMES OF REPORTING PERSONS Bay II Resource Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,149,090
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,149,090
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,149,090
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.7%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 443628102	13G	Page 4 of 13

1.	NAMES OF REPORTING PERSONS Bay Resource Partners Offshore Master Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 12,757,937
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 12,757,937
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,757,937
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 443628102	13G	Page 5 of 13

1.	NAMES OF REPORTING PERSONS GMT Capital Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 31,653,920
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 31,653,920
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,653,920
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.1%
12.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 443628102	13G	Page 6 of 13

1.	NAMES OF REPORTING PERSONS Thomas E. Claugus
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 31,653,920
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 31,653,920
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,653,920
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.1%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 443628102	13G	Page 7 of 13

Item 1.

(a)	Name of Issuer

The name of the issuer is Hudbay Minerals Inc. (herein referred to as "Issuer").

(b)	Address of Issuer's Principal Executive Offices

The principal executive offices of the Issuer are located at 25 York Street, Suite 800, Toronto, Ontario, M5J 2V5, Canada.

Item 2.

(a)	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons")

i)	Bay Resource Partners, L.P., (Bay), with respect to shares of Common Stock directly owned by it.
ii)	Bay II Resource Partners, L.P., (Bay II), with respect to shares of Common Stock directly owned by it.
iii)	Bay Resource Partners Offshore Master Fund, L.P. (Offshore Fund) with respect to shares of Common Stock directly owned by it.
iv)	GMT Capital Corp. (GMT Capital) with respect to shares of Common Stock directly owned by each of Bay, Bay II, the Offshore Fund and certain sub-advisory and separate account clients advised by GMT.
v)	Thomas E. Claugus, (Mr. Claugus), with respect to the shares of Common Stock directly owned by him and directly owned by each of Bay, Bay II, the Offshore Fund and certain sub-advisory and separate account clients advised by GMT.

The foregoing persons are hereinafter sometimes collectively referred to as the Reporting Persons. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and believe after making inquiry to the appropriate party.

(b)	Address of the Principal Office or, if none, residence

The address of the business office of each of the Reporting Persons is 2300 Windy Ridge Parkway, Ste. 550 South, Atlanta, GA 30339.

(c)	Citizenship

Bay and Bay II are limited partnerships organized under the laws of the State of Delaware. The Offshore Fund is an exempted limited partnership organized under the laws of the Cayman Islands. GMT Capital is a Georgia corporation. Mr. Claugus is a United States citizen.

(d)	Title of Class of Securities

The schedule 13G statement relates to Common Stock of the Issuer.

(e)	CUSIP Number

The CUSIP number for the Common Stock is 443628102.

CUSIP No. 443628102	13G	Page 8 of 13

Item 3. Filing pursuant to 240.13d-1(c)

If this statement is filed pursuant to Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a :

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.D. 78o):
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☑ An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with Sec. 240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

This statement is being filed with respect to an aggregate of 31,653,920 shares of Common Stock, resulting in beneficial ownership of Common Stock as follows:

1.	Bay Resource Partners, L.P.
(a)	Amount Beneficially owned: 10,520,193

(b)	Percent of Class: 4.0%

(c)	Number of shares to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 10,520,193

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 10,520,193
2.	Bay II Resource Partners, L.P.
(a)	Amount Beneficially owned: 7,149,090

(b)	Percent of Class: 2.7%

(c)	Number of shares to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 7,149,090

CUSIP No. 443628102	13G	Page 9 of 13

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 7,149,090
3.	Bay Resource Partners Offshore Master Fund, L.P.
(a)	Amount Beneficially owned: 12,757,937

(b)	Percent of Class: 4.9%

(c)	Number of shares to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 12,757,937

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 12,757,937

4.	GMT Capital Corp.
(a)	Amount Beneficially owned: 31,653,920

(b)	Percent of Class: 12.1%

(c)	Number of shares to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 31,653,920

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 31,653,920

5.	Thomas E. Claugus
(a)	Amount Beneficially owned: 31,653,920

(b)	Percent of Class: 12.1%

(c)	Number of shares to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 31,653,920

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 31,653,920

CUSIP No. 443628102	13G	Page 10 of 13

Item 5.	Ownership of Five Percent or Less of a Class.

☐	As of the date of this Report, the aggregate beneficial ownership of the Reporting Persons had been reduced to below five percent (5%).

Item 6.	Ownership of More than Five Percent on Behalf of another Person.

GMT Capital, the general partner of Bay and Bay II, has the power to direct the affairs of Bay and Bay II, including the voting and disposition of shares. As the discretionary investment manager of the Offshore Fund and certain other sub-advisory and separate accounts, GMT Capital has power to direct the voting and disposition of shares held by the Offshore Fund and such other accounts. Mr. Claugus is the President of GMT Capital and in that capacity directs the operations of each of Bay and Bay II and the voting and disposition of shares held by the Offshore Fund and certain sub-advisory and separate account clients advised by GMT.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Please see response to Item 2.

Item 9.	Notice of Dissolution of Group.

Not Applicable

CUSIP No. 443628102	13G	Page 11 of 13

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 19, 2023
Date

/s/ Omar Z. Idilby
Omar Z. Idilby, as General Counsel and CCO of GMT Capital Corp., for itself and as the general partner of (i) Bay Resource Partners, L.P. and (ii) Bay II Resource Partners, L.P., and as the investment manager of (iii) Bay Resource Partners Offshore Master Fund, L.P. and (iv) certain other accounts and for Thomas E. Claugus.

CUSIP No. 443628102	13G	Page 12 of 13

EXHIBIT INDEX

Ex.	Page No.
A Joint Filing Agreement	13

CUSIP No. 443628102	13G	Page 13 of 13

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Ordinary Shares of Hudbay Minerals Inc. dated as of January 19, 2023 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Bay Resource Partners, L.P.
/s/ Omar Z. Idilby
Authorized Signatory

Bay II Resource Partners, L.P.
/s/ Omar Z. Idilby
Authorized Signatory

Bay Resource Partners Offshore Master Fund, L.P.
/s/ Omar Z. Idilby
Authorized Signatory

GMT Capital Corp.
/s/ Omar Z. Idilby
General Counsel & CCO

Thomas E. Claugus
/s/ Omar Z. Idilby
Authorized Signatory